Exhibit 99.1

FOR IMMEDIATE RELEASE

Curaleaf Completes New $50 Million Revolving Credit Facility

The new credit facility provides Curaleaf enhanced capital structure flexibility and a lower cost of capital to support future growth

Wakefield, MA – January 11, 2021 – Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading U.S. provider of consumer products in cannabis, today announced the Company has successfully completed a new $50 million, three-year secured revolving credit facility. The net proceeds from borrowings under the credit agreement are expected to be used to fund capital expenditures to support future growth initiatives, potential acquisitions, and for general corporate purposes.

Joseph Bayern, Curaleaf Chief Executive Officer, commented, “As Curaleaf continues to successfully execute on its growth strategy focused on leveraging the rapidly expanding market for U.S. medical and adult-use cannabis, particularly in light of the recent election results and their expected impact on the sector, the new revolving credit facility we announced today provides additional financial flexibility to our capital structure as well as the opportunity to create future value at a more favorable cost of capital.”

The new three-year secured revolving credit facility has a maturity date of January 10, 2024. Borrowings under the facility bear interest on any outstanding principal of 10.25%. The facility was fully drawn at closing.

Seaport Global Securities LLC acted as the sole placement agent for the credit facility.

About Curaleaf Holdings, Inc

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading U.S. provider of consumer products in cannabis, with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a vertically integrated, high-growth cannabis operator known for quality, expertise and reliability, the company and its brands, including Curaleaf and Select provide industry-leading service, product selection and accessibility across the medical and adult-use markets. Curaleaf currently operates in 23 states with 96 dispensaries, 23 cultivation sites and over 30 processing sites, and employs over 3,000 team members across the United States. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information please visit www.curaleaf.com.

Forward Looking Statements

This media advisory contains forward–looking statements and forward–looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward–looking statements and information concerning the new revolving credit facility. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed September 25, 2020, which is available under the Company's SEDAR profile at www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

INVESTOR CONTACT
Curaleaf Holdings, Inc.
Dan Foley, VP, Finance and Investor Relations
IR@curaleaf.com

MEDIA CONTACT
Curaleaf Holdings, Inc.
Tracy Brady, VP Corporate Communications
media@curaleaf.com

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